EXHIBIT 99.1

                     [BUSINESS LETTERHEAD OF RAY H. TOLSON]

                         PRIDE PETROLEUM SERVICES, INC.
                      1500 CITY WEST BOULEVARD, SUITE 400
                              HOUSTON, TEXAS 77042

                                                                January   , 1997

Dear Fellow Shareholder:

     You are cordially invited to attend a Special Meeting of Shareholders of Pride Petroleum Services, Inc. at the Westchase Hilton, 9999 Westheimer, Houston, Texas on Friday, February 21, 1997, at 9:00 a.m., Houston time.

     At the Special Meeting, you will be asked to approve a single, unified proposal (i) to amend Pride's Restated Articles of Incorporation to increase the number of authorized shares of Pride common stock from 40,000,000 to 100,000,000 and (ii) to issue approximately 11,100,000 shares of Pride common stock in connection with Pride's acquisition of the operating subsidiaries of Forasol-Foramer N.V., a Dutch company that, through its subsidiaries and joint ventures, provides drilling, workover and related services to oil and gas companies worldwide. The acquisition also involves a cash payment by Pride of approximately $113,200,000. The amendment to the Restated Articles and the Forasol-Foramer acquisition are more fully described in the enclosed Proxy Statement/Prospectus, which you are urged to read carefully.

     Your Board of Directors believes that the proposed amendment to the Restated Articles and the Forasol-Foramer acquisition, which have been unanimously approved by the Board, are in the best interests of Pride and its shareholders and recommends that you vote FOR their approval. In addition, the Board of Directors has received the opinion of Simmons & Company International to the effect that the terms of the Forasol-Foramer acquisition are fair to the shareholders of Pride from a financial point of view. Approval and adoption of these matters requires the affirmative vote of the holders of a majority of the outstanding shares of Pride Common Stock represented in person or by proxy, and constituting a quorum, at the Special Meeting.

     The Board of Directors believes that the Forasol-Foramer acquisition implements Pride's strategic objectives of achieving revenue and earnings growth through acquisitions in international and offshore markets, including related consolidation savings and economies of scale. In particular, the acquisition will significantly increase Pride's ability to profit from certain offshore and international markets where the Board believes business prospects are currently very favorable. Additionally, the Board of Directors believes that the previously announced sale of Pride's domestic land well servicing assets further implements its strategic objectives to focus Pride on international and offshore markets. These markets are believed to hold better prospects for continued growth and superior performance. Upon completion of the Forasol-Foramer acquisition, domestic land workover operations would have produced only approximately 15% of Pride's consolidated revenues and only about 5% of consolidated earnings. The sale of these assets will allow Pride to strengthen its balance sheet, thereby positioning it for continued growth in international and offshore areas.

     Regardless of whether you plan to be at the Special Meeting of Shareholders, please date, sign and return the proxy in the enclosed postage-paid envelope as promptly as possible so that your shares may be represented at the meeting and voted in accordance with your wishes. Your vote is important regardless of the number of shares you own.

                                         Sincerely,

                                         Ray H. Tolson
                                         CHAIRMAN OF THE BOARD, PRESIDENT
                                         AND CHIEF EXECUTIVE OFFICER